UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

U.S. GoldMining Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90291W108
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 90291W108	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
1741 Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Switzerland

	5	SOLE VOTING POWER:
		1,058,902 (1)
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		0
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		1,058,902 (1)
	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,058,902 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

8.15% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

FI

(1) Consists of 458,902 shares of Common Stock, par value $0.001 per share (“Common Shares”), and 600,000 share purchase warrants, each warrant exercisable for one Common Share at an exercise price of $13.00, of U.S. GoldMining Inc., a company organized under the laws of the State of Nevada (the “Issuer”).

(2) This calculation is based on 12,398,709 Common Shares issued and outstanding as of October 10, 2023, as reported on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended August 31, 2023, filed with the Securities and Exchange Commission on October 10, 2023.

CUSIP No. 90291W108	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

U.S. GoldMining Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

1188 West Georgia Street, Suite 1830

Vancouver, BC, Canada V6E 4A2

Item 2(a).	Name of Person Filing

1741 Holding AG

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of the Reporting Person is as follows:

Burggraben 16, 9000 St. Gallen, Switzerland

Item 2(c).	Citizenship

Switzerland

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number

90291W108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☒	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐

Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Swiss parent holding company of an investment management company domiciled in Luxembourg subject to the Directive 2009/65/EC of the European Parliament and of the Council of 13 July 2009 on the coordination of laws, regulations and administrative provisions relating to undertakings for collective investment in transferable securities (UCITS).

CUSIP No. 90291W108	Page 4 of 5 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned: See Item 9 on page 2.
(b)	Percent of Class: See Item 11 on page 2.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on page 2.

(ii)	shared power to vote or to direct the vote: See Item 6 on page 2.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on page 2.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on page 2.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

See Exhibit 99.1.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

By signing below I certify that, to the best of my knowledge and belief, the regulatory scheme applicable to an investment management company domiciled in Luxembourg subject to the Directive 2009/65/EC of the European Parliament and of the Council of 13 July 2009 on the coordination of laws, regulations and administrative provisions relating to undertakings for collective investment in transferable securities (UCITS) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Securities and Exchange Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 90291W108	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024

1741 HOLDING AG

By:	/s/ Alfred Gmuender
Name: Alfred Gmuender
Title:Director